Arno Therapeutics, Inc.

200 Route 31 North, Suite 104

Flemington, New Jersey 08822

(862) 703-7170

October 31, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes

Re:	Arno Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-214074

Dear Ms. Hayes:

On behalf of the Company, the undersigned respectfully requests that the above-referenced registration statement be declared effective at 5:00 p.m., Washington, D.C. time, on November 3, 2016, or as soon thereafter as is practicable.

Sincerely,

Arno Therapeutics, Inc.

By:	/s/ Alexander Zukiwski
Alexander Zukiwski Chief Executive Officer